===============================================================

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          -------------
                         AMENDMENT NO. 2
                        (FINAL AMENDMENT)
                               TO
                         SCHEDULE 14D-1
       Tender Offer Statement Pursuant to Section 14(d)(1)
             of the Securities Exchange Act of 1934
                               and
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                          -------------

                       SINTER METALS, INC.
                    -------------------------
                    (Name Of Subject Company)

                             GKN plc
              GKN POWDER METALLURGY HOLDINGS, INC.
                   GKN POWDER METALLURGY, INC.
                        ----------------
                            (Bidders)

                  Common Stock, $.001 Par Value
                 -------------------------------
                 (Title of Class of Securities)

                            82934Q101
                 -------------------------------
                 (CUSIP Number of Common Stock)

                         David J. Turner
                   GKN Powder Metallurgy, Inc.
                      3300 University Drive
               Auburn Hills, Michigan  48326-2362
                         (810) 377-1200

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                              Copy:
                      Jean E. Hanson, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                 New York, New York  10004-1980
                         (212) 859-8000

 ===============================================================



                        SCHEDULE 14D-1 and 13D

 CUSIP No.   82934Q01                    Page    2  of    9   Pages
             ---------                          ---      ---


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GKN Powder Metallurgy, Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                     (b)[ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS
        AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
     PURSUANT TO ITEMS 2(e) OR 2(f)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,829,635 shares

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN      [ ]
     SHARES

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        97.4%

 10  TYPE OF REPORTING PERSON
        CO


                        SCHEDULE 14D-1 and 13D

 CUSIP No.   82934Q101                   Page   3   of    9   Pages
             ---------                         ---       ---


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GKN Powder Metallurgy Holdings, Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS
        AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
     PURSUANT TO ITEMS 2(e) OR 2(f)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,829,635 shares

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN      [ ]
     SHARES

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        97.4%

 10  TYPE OF REPORTING PERSON
        CO


                        SCHEDULE 14D-1 and 13D

 CUSIP No.   82934Q101                   Page    4   of   9   Pages
             ---------                          ---      ---


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GKN plc

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS
        WC

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
     PURSUANT TO ITEMS 2(e) OR 2(f)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
        England

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,829,635 shares

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN      [ ]
     SHARES

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        97.4%
 10  TYPE OF REPORTING PERSON
        CO


     This Amendment No. 2 supplements and amends, and constitutes the final amendment to, the Tender Offer
Statement on Schedule 14D-1, as amended to date (the
"Schedule 14D-1"), relating to a tender offer by GKN Powder
Metallurgy, Inc., a Delaware corporation and a wholly owned subsidiary of GKN Powder Metallurgy Holdings, Inc., a
Delaware corporation, to purchase all outstanding shares of Class A Common Stock, par value $.001 per share, and all outstanding shares of Class B Common Stock, par value $.001 per share, of Sinter Metals, Inc., a Delaware corporation.
This Amendment No. 2 also amends the Schedule 14D-1 to constitute a Statement on Schedule 13D with respect to the purchase of Shares in the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meaning given such terms in the Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company.

     Item 6 of the Schedule 14D-1 is hereby amended to add the following information:

     Following the expiration of the Offer at 12:00 midnight, New York City time, on May 30, 1997, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn. The Purchaser has been informed by the Depositary that 9,829,635 Shares (including 271,557 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 97% of the outstanding Shares, were validly tendered and not withdrawn. A copy of the press release issued prior to 9:00 a.m., New York City time, on June 2, 1997 with respect to the foregoing is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

     (a)(11)   Press Release issued by GKN plc on June 2,
1997.



                          SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1997



                            GKN POWDER METALLURGY, INC.


                            By:/s/  David J. Turner
                               -------------------------------
                               Name:  David J. Turner
                               Title: President


                            GKN POWDER METALLURGY HOLDINGS, INC.


                            By:/s/  David J. Turner
                               -------------------------------
                               Name:  David J. Turner
                               Title: President

                            GKN plc


                            By:/s/  David J. Turner
                               -------------------------------
                               Name:  David J. Turner
                               Title: Finance Director





                          EXHIBIT INDEX



Exhibit                      Description                     Page No.
--------                    -------------                    --------

(a)(1)    Offer to Purchase, dated May 2, 1997.                 *

(a)(2)    Letter of Transmittal.                                *

(a)(3)    Notice of Guaranteed Delivery.                        *

(a)(4)    Letter from SBC Warburg, Inc., as Dealer Manager,     *
           to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(5)    Letter from Brokers, Dealers, Commercial Banks,       *
           Trust Companies and Other Nominees to Clients.

(a)(6)    Guidelines for Certification of Taxpayer              *
           Identification Number on Substitute Form W-9.

(a)(7)    Summary Announcement, dated May 2, 1997.              *

(a)(8)    Press Release issued by GKN plc on April 30,          *
           1997.

(a)(9)    Press Release issued by GKN plc on April 30,          *
          1997.

(a)(10)   Press Release issued by GKN plc on May 21, 1997.      *

(a)(11)   Press Release issued by GKN plc on June 2, 1997.      8

(b)       Not applicable.                                       *

(c)(1)    Agreement and Plan of Merger, dated as of April       *
          29, 1997, among Parent, the Purchaser and the Company.

(c)(2)    Agreement, dated as of April 29, 1997, by and         *
          between Citicorp Venture Capital, Ltd. and GKN
          Powder Metallurgy, Inc.

(c)(3)    Form of Stockholder Agreements for Individuals,       *
          dated as of April 29, 1997, by and among GKN
          Powder Metallurgy, Inc., Ronald G. Campbell,
          Joseph W. Carreras, Greg Heitzenrater, E. Joseph
          Hochreiter, Michael T. Kestner, Donald L.
          LeVault, Richard A. McLean, Mary Lynn Putney,
          William H. Roj and Charles E. Volpe.

(c)(4)    Confidentiality Agreement, dated as of April 29,      *
          1997, between GKN plc and Sinter Metals, Inc.

(c)(5)    Letter Agreement, dated as of April 29, 1997,         *
          between Joseph W. Carreras and GKN Powder
          Metallurgy Holdings, Inc.

(d)       None.                                                 -

(e)       Not applicable.                                       -

(f)       None.                                                 -

(g)       GKN plc Report & Accounts 1996, including             *
          financial information for the GKN consolidated group for the fiscal years ended December 31, 1992-1996.

*    Filed previously.